

December 3, 2012

VIA E-MAIL
Mr. Thomas A. Davidson
President and Chief Executive Officer
GE Equipment Midticket LLC, Series 2011-1
c/o CEF Equipment Holding, L.L.C.
10 Riverview Drive
Danbury, CT 06810

> **Re: GE Equipment Midticket LLC, Series 2011-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 333-160604-02**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria, page 5

1. General Electric Capital Corporation's report on its assessment of compliance with applicable servicing criteria and the Form 10-K indicate that General Electric Capital Corporation (the "Servicer") identified material instances of noncompliance with the servicing criteria applicable to them. With a view towards disclosure, please tell us whether the transaction covered by this Form 10-K was one of the transactions reviewed to assess compliance with applicable servicing criteria. If the transaction covered by this Form 10-K was one of the transactions reviewed to assess compliance with applicable servicing criteria, please advise whether any of the instances of noncompliance identified by the Servicer involved the transaction covered by this Form 10-K.

2. We note that the material instance of noncompliance the Servicer identified involving the servicing criterion in Item 1122(d)(2)(vii)(B) of Regulation AB arose because certain account reconciliations, some of which were prepared by vendors, were not prepared within

30 calendar days after the bank statement cutoff date. Further, we note that the Servicer's agreement with certain vendors does not require the third party to prepare account reconciliations within 30 calendar days after the bank statement cutoff date. Please tell us when the Servicer's agreement with vendors requires the vendors to prepare account reconciliations. Also, please describe any steps the Servicer has taken to remediate the material instance of noncompliance.

3. We note that the material instance of noncompliance the Servicer identified involving the servicing criterion listed in Item 1122(d)(1)(ii) of Regulation AB arose because the Servicer did not have appropriate policies and procedures in place to monitor the vendor's compliance with servicing activities assigned to them. Please describe any steps the Servicer has taken to remediate the identified material instance of noncompliance.

4. We note that some of the material instances of noncompliance the Servicer identified involved servicing criteria covering investor remittances, investor reporting, and pool asset administration. The disclosures regarding these material instances of noncompliance do not provide any insight into the impacts or effects of the material instances of noncompliance or the steps taken, if any, to remediate the material instances of noncompliance. Therefore, with a view towards disclosure, please tell us the scope, impact and underlying cause(s) of each material instance of noncompliance; the relationship, if any, between each material instance of noncompliance; the steps taken, if any, to correct the impacts of each material instance of noncompliance, and any steps taken to reduce the likelihood that the identified material instance of noncompliance will reoccur in the future. Such discussion should also include, but not be limited to, the following:

- whether investors were provided corrected investor reports and, if not, why not;

- with respect to the material instance of noncompliance involving servicing criterion 1122(d)(i)(B), the type of information that was provided to investors that was not calculated in accordance with terms specified in the transaction agreements;

- with respect to the material instance of noncompliance involving servicing criterion 1122(d)(3)(ii), more specific detail on how amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority, and other terms set forth in the transaction agreements;

- with respect to the material instance of noncompliance involving servicing criterion 1122(d)(4)(viii), how records documenting collection efforts for certain delinquent pool assets were not maintained.

Exhibits to Form 10-K

Exhibit 31.1

5. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the introductory sentence includes the title of the certifying individual, paragraph one replaces the word "report" with "annual report" and paragraph four omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will be revised so that the identification of the certifying individual at the beginning of the certification does not include the individual's title and that the certification will follow the specific form and content of Item 601(b)(31)(ii).

Exhibit 35.1

6. We note that Thomas A. Davidson, CEO of the depositor, signed the servicer compliance statement as Attorney-in-Fact. Item 1123 of Regulation AB requires that the servicer compliance statement be signed by an authorized officer of the servicer. Please confirm that Thomas A. Davidson signed the servicer compliance statement as an authorized officer of the servicer or amend the Form 10-K to include a servicer compliance statement signed by an authorized officer of the servicer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Arthur Sandel, Special Counsel, at (202) 551-3262 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel